SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the year ended December 29, 2006

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-3551

EQUITABLE RESOURCES, INC. EMPLOYEE SAVINGS PLAN

(Full title of the Plan and address of the Plan,

if different from that of the issuer named below)

EQUITABLE RESOURCES, INC.

225 North Shore Drive,

Pittsburgh, Pennsylvania 15212

(Name of issuer of the securities held pursuant to the

Plan and the address of principal executive office)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Benefits Administration Committee

Equitable Resources, Inc. Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Equitable Resources, Inc. Employee Savings Plan as of December 29, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 29, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 29, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
June 8, 2007

EQUITABLE RESOURCES, INC.

EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 29
	2006	2005

Investments, at fair value:
Mutual funds	$77,811,133	$72,882,084
Common/collective trusts	18,476,380	15,562,805
Employer Stock Fund	27,355,133	26,989,991
Participant loans	850,637	932,292
Net assets available for benefits	$124,493,283	$116,367,172

See accompanying notes.

EQUITABLE RESOURCES, INC.

EMPLOYEE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 29
	2006	2005

Additions:
Investment income:
Interest and dividends	$5,934,605	$3,452,676
Interest on participant loans	48,571	40,780
Total investment income	5,983,176	3,493,456

Net appreciation in fair value of investments	8,175,808	9,443,247

Contributions:
Employer	4,850,632	4,991,409
Employee	7,604,683	5,747,025
Total contributions	12,455,315	10,738,434

Transfers from affiliated plans	1,137,008	17,549,241
Total additions	27,751,307	41,224,378

Deductions:
Withdrawals by participants	5,877,336	4,931,792
Transfers to affiliated plans	—	30,183
Transfers to NORESCO plan	13,742,812	—
Total deductions	19,620,148	4,961,975

Other	(5,048)	11,986
Net increase in net assets available for benefits	8,126,111	36,274,389

Net assets available for benefits:
At beginning of year	116,367,172	80,092,783
At end of year	$124,493,283	$116,367,172

See accompanying notes.

EQUITABLE RESOURCES, INC.

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 29, 2006

1.         Description of Plan

The following description of the Equitable Resources, Inc. Employee Savings Plan (Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution profit sharing and savings plan, with a 401(k) salary reduction and an ESOP feature, implemented on September 1, 1985, by Equitable Resources, Inc. and certain subsidiaries (the Company or Companies).

All regular, full-time, and certain part-time, nonunion employees of the Companies are eligible to participate in the Plan on their first day of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

In January 2005, the Plan transferred existing account balances to Fidelity Management Trust Company (Fidelity) under the terms of a custodial agreement executed with the Company.  As a result of the transfer to Fidelity, certain investment options are no longer available to participants and certain other investment options have been added.

Contributions

Participants can elect to contribute between 1% and 15% of eligible earnings to the Plan, subject to Internal Revenue Code (IRC) limitations. These contributions are referred to as contract contributions.

All participants will receive a match of 50% of the first 6% of their contract contributions.

In addition, participants may receive a performance contribution, which is determined on an annual basis at the discretion of the Company. During 2006 and 2005, the amount of the performance contribution was 6% of eligible earnings.

The matching contribution shall be invested in the Employer Stock Fund until the participant is 100% vested. After the participant is 100% vested, future matching contributions will follow the participant’s contract investment election(s). The Employer Stock Fund consists of the Equitable Resources Stock Fund and effective May 1, 2002, the Equitable Resources Stock Fund- ESOP account (ESOP). The ESOP feature operates as an account within the Plan that will hold shares invested in the Equitable Resources Stock Fund. All participant and Company contributions made before May 1, 2002 that were invested in the Equitable Resources Stock Fund were allocated to the ESOP portion of the Plan. After May 1, 2002, new contributions invested in the Equitable Resources Stock Fund will transfer to the ESOP on a quarterly basis. Participants can elect to receive dividends from the ESOP in cash or to be paid to their account and reinvested in the Equitable Resources Stock Fund.

Rollover Contributions

Participants are allowed to make rollover contributions (contributions transferred to the Plan from other qualified retirement plans), subject to certain requirements.

Transfers from Affiliated Plans

Transfers from affiliated plans include transfers made between the Plan and the Equitable Resources, Inc. Savings and Protection Plan.  Additionally, during 2005, in connection with the Company’s settlement of its pension obligation with certain nonrepresented employees, affected employees were given the option to transfer the lump-sum value of their pension benefit into the Plan.  Total transfers into the Plan relative to the settlement were $17,482,644 for the year ended December 29, 2005 and are included as transfers from affiliated plans on the statement of changes in net assets available for benefits.

Transfers to NORESCO Plan

In the fourth quarter of 2005, the Company sold its NORESCO domestic business.  As a result of this divestiture, affected employees were given the option to transfer the value of their Plan interest to a separate NORESCO plan.  Total transfers from the Plan relative to this divestiture were $13,742,812 for the year ended December 29, 2006 and are included as Transfers to NORESCO plan on the statement of changes in net assets available for benefits.

Vesting

Participants are 100% vested in the value of contract contributions made, and any rollover contributions.

If employment is terminated by the Companies for any reason other than retirement, death or total and permanent disability, a participant is entitled to receive the vested value of any employer contributions.

Matching contributions vest in accordance with the following schedule:

Years of Continuous Service Completed	Vested Interest

One year	33%
Two years	66%
Three years	100%

Amounts forfeited by participants upon termination are used to reduce the amount of the Company’s future employer contributions to the Plan. In 2006 and 2005, forfeitures of approximately $115,911 and $32,833, respectively, were used to offset contributions.

Upon retirement, death or total and permanent disability of the participant or termination of the Plan, a participant is entitled to receive the full value of any employer contributions, regardless of years of continuous service.

In the event of a change in control, as defined in the Plan, all contributions become 100% vested immediately.

Withdrawals by Participants

Payments to participants can be made as follows:  a lump-sum distribution, a direct rollover, if applicable, or, in the case of a distribution on account of retirement or total and permanent disability, equal periodic payments over the lesser of:  a) the life expectancy of the participant and beneficiary or b) twenty (20) years.

Loans to Participants

A participant may borrow money from the Plan in amounts up to the lesser of $50,000 or 50% of the vested balance of a participant’s account.

Administrative Expenses

The Plan pays administrative expenses associated with the Plan.

Reclassifications

Certain amounts in the 2005 financial statements have been reclassified to conform to the 2006 presentation.

2.         Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investments

Short-term investments are valued at cost, which approximates market. The Employer Stock Fund consisting of Equitable Resources, Inc. common stock (Company common stock) is valued at market price as quoted on the New York Stock Exchange.  There were 655,086 and 737,633 shares of Company common stock as of December 29, 2006 and 2005, respectively. Investments in common/collective trusts are valued at face value, which approximates market. Other investments are valued at market, as determined by quoted market prices.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.         Investments

The Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Net Changes in Fair Value for the Year ended December 29
	2006	2005
Investments at fair value as determined by quoted market prices:
Mutual funds	$4,823,537	$5,108,418
Common/collective trusts	—	(30,829)
Company stock	3,352,271	4,365,658
	$8,175,808	$9,443,247

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 29
	2006	2005

Employer Stock Fund*	$27,355,133	$26,989,991
Fidelity Managed Income Portfolio	18,476,380	15,562,805
AF Growth Fund of America	15,224,554	16,116,633
AF Washington Mutual Investors Fund	10,220,949	9,563,875
Fidelity Diversified International Fund	9,409,244	8,115,367
Fidelity Balanced Fund	6,773,780	7,015,983

* Partially nonparticipant-directed

Information about the net assets and significant components of the changes in net assets related to the nonparticipant-directed investments as of and for the years ended December 29, 2006 and 2005 is as follows:

	Year ended December 29
	2006	2005
Net asset:
Employer Stock Fund	$27,355,133	$26,989,991

Changes in net assets:
Dividend income	$589,777	$579,717
Net appreciation in fair value of investments	3,352,271	4,365,658
Employer contributions	1,865,511	1,672,730
Employee contributions	484,175	1,490,311
Withdrawals by participants	(1,363,306)	(1,457,469)
Interfund transfers/Transfers to NORESCO plan	(4,561,273)	(1,005,160)
Other	(2,013)	(1,518)
Net Increase	$365,142	$5,644,269

For the year ended December 29, 2005, employee contributions include $1,039,839 of transfers into the Plan related to the settlement of the Company’s pension obligation with certain non represented employees as described in Note 1.

4.         Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the interests of all affected participants will become fully vested.

5.         Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6.         Related-Party Transactions

Certain plan investments are shares of mutual funds and common/collective trusts managed by Fidelity or an affiliate.  Fidelity is trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions.

7.         Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 26, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

SUPPLEMENTARY INFORMATION

EQUITABLE RESOURCES, INC.

EMPLOYEE SAVINGS PLAN

Plan No. 202     EIN:  25-0464690

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 29, 2006

Identity of Issue		Description of Investment	Cost	Current Value

*	Employer Stock Fund	Equitable securities — common stock	$13,584,967	$27,355,133
*	Fidelity Managed Income Portfolio	Common/collective trust	(a)	18,476,380
	AF Growth Fund of America	Mutual fund	(a)	15,224,554
	AF Washington Mutual Investors Fund	Mutual fund	(a)	10,220,949
*	Fidelity Diversified International Fund	Mutual fund	(a)	9,409,244
*	Fidelity Balanced Fund	Mutual fund	(a)	6,773,780
	Oppenheimer Developing Markets Fund	Mutual fund	(a)	6,212,398
	PIMCO Total Return Fund	Mutual fund	(a)	4,964,167
	American Beacon Small Cap Value Fund	Mutual fund	(a)	3,966,617
*	Fidelity Contrafund	Mutual fund	(a)	3,253,947
	Alger Mid-Cap Growth Institutional Fund	Mutual fund	(a)	2,244,021
*	Fidelity Freedom 2010 Fund	Mutual fund	(a)	2,104,195
*	Spartan U.S. Equity Index Fund	Mutual fund	(a)	1,959,077
	Lord Abbett Mid-Cap Value Fund	Mutual fund	(a)	1,919,699
*	Fidelity Freedom 2020 Fund	Mutual fund	(a)	1,813,681
*	Fidelity Freedom 2015 Fund	Mutual fund	(a)	1,362,568
	PIMCO High Yield Fund	Mutual fund	(a)	1,328,410
*	Fidelity Small Cap Independent	Mutual fund	(a)	1,254,838
*	Fidelity Freedom 2025 Fund	Mutual fund	(a)	1,176,857
*	Fidelity Freedom 2035 Fund	Mutual fund	(a)	681,484
*	Fidelity Freedom 2030 Fund	Mutual fund	(a)	651,266
*	Spartan Total Market Index Fund	Mutual fund	(a)	500,640
*	Fidelity Freedom 2040 Fund	Mutual fund	(a)	425,889
*	Fidelity Freedom 2005 Fund	Mutual fund	(a)	357,999
*	Fidelity Freedom Income Fund	Mutual fund	(a)	4,853
*	Loan Fund	Participant loans — 5.0% to 9.25%**		850,637
				$124,493,283

(a) Cost information not required as per Special Rule for certain participant-directed transactions.

*Party in interest to the Plan.

** Maturities extend through year 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Benefits Administration Committee of the Plan have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

EQUITABLE RESOURCES, INC.
EMPLOYEE SAVINGS PLAN
(Name of Plan)

By	/s/ David J. Smith
David J. Smith
Plan Administrator

June 22, 2007

INDEX TO EXHIBIT

Exhibit No.	Description	Sequential Page No.

23	Consent of Independent Registered Public Accounting Firm	12